FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2014

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number

1.	Telefónica – Lauching	2

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A., pursuant to the provisions of article 82 of the Securities Market Act, hereby notifies the following

RELEVANT EVENT

TELEFÓNICA, S.A. (“Telefónica” or the “Company”) has approved an issue of mandatory exchangeable bonds (the “Bonds”) exchangeable into ordinary shares of Telecom Italia S.p.A. (“Telecom Italia”), for an estimated nominal amount of 750 million euros and maturing in three years (the “Issue”). The Issue will be coordinated by HSBC Bank plc, JP Morgan Securities plc and Société Générale, which will act as Joint Global Coordinators and Joint Bookrunners (the “Joint Bookrunners”).

The main terms and conditions of the Issue, which will be subject to English law, are the following:

1.	The estimated nominal amount of the Issue is 750 million euros.

2.	The Issue is directed exclusively at qualified investors.

3.	The Bonds, which will have a nominal value of one hundred thousand (100,000) euros, will be issued at par value and will mature on 24 July 2017 (the “Maturity Date”).

4.	The Bonds will accrue fixed nominal interest per annum payable annually in arrears, at a rate ranging from 5.25% to 6.00%, as well as an additional interest corresponding to cash dividends and distributions paid in relation to the underlying Telecom Italia shares.

5.	The Bonds will be exchanged for Telecom Italia ordinary shares on the Maturity Date; however, the Company may redeem the Bonds in cash (i) in the event that Telco S.p.A. (the Italian company in which Telefónica holds a stake and that is the current owner of such shares) fails to consummate the demerger approved by its Ordinary General Meeting on 9 July 2014, by virtue of which it is expected that the Company will receive shares in Telecom Italia representing 14.8% of its current voting share capital; (ii) if Telefónica is obliged to dispose of the Telecom Italia shares because of a legal or regulatory restriction or limitation, or (iii) if for any other reason it is not permitted to transfer the Telecom Italia shares.

6.	The Company may opt to exchange the Bonds in advance at any time, subject to the notice period specified in the Conditions. It will also be entitled to do so, albeit under different exchange conditions, if the Company is obliged to dispose of the underlying Telecom Italia shares due to legal or regulatory reasons. The bondholders may also early voluntarily exchange the Bonds during a period starting 41 days after the closing date and ending 45 business days prior to the Maturity Date, although the Company will be entitled to redeem them in cash in the events referred to in point 5 above.

7.	The minimum exchange price will correspond to the placement price of an accelerated secondary equity offering of Telecom Italia ordinary shares which is expected to be executed by the Joint Bookrunners concurrently with the issuance of the Bonds without the involvement of Telefónica (the “Reference Price”). The maximum exchange price is expected to be set at a premium ranging from 20 to 25% over the Reference Price.

8.	It is expected that the setting of the final fixed interest rate and minimum and maximum exchange prices for the Issue will take place today or tomorrow, once the bookbuilding process carried out by the Joint Bookrunners is completed, which will be announced by means of a separate relevant event. It is also expected that the closing and settlement in respect of the Bonds will take place on 24 July 2014, provided the conditions foreseen for the same in the subscription agreement for the Bonds (the “Subscription Agreement”) that the Company has signed with the Joint Bookrunners are met.

9.	The funds obtained as a result of the Issue will be used for general corporate needs.

10.	The Company will apply for the listing of the Bonds on the unregulated secondary market (multilateral trading platform) Freiverkehr of the Frankfurt Stock Exchange.

Madrid, 16 July 2014

Disclaimer

THIS DOCUMENT IS NOT FOR GENERAL DISTRIBUTION, DIRECTLY OR INDIRECTLY IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA, JAPAN, SOUTH AFRICA OR ANY OTHER JURISDICTION IN WHICH SUCH DISTRIBUTION WOULD BE PROHIBITED BY APPLICABLE LAW. THIS DOCUMENT IS NOT AN OFFER TO SELL SECURITIES OR THE SOLICITATION OF ANY OFFER TO BUY SECURITIES, NOR SHALL THERE BE ANY OFFER OF SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER OR SALE WOULD BE UNLAWFUL. THE SECURITIES MENTIONED IN THIS DOCUMENT HAVE NOT BEEN AND WILL NOT BE REGISTERED IN THE UNITED STATES UNDER THE US SECURITIES ACT OF 1933, AS AMENDED (THE “US SECURITIES ACT”) OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OF BENEFIT OF, ANY US PERSON (AS SUCH TERM IS DEFINED IN REGULATION S UNDER THE SECURITIES ACT), EXCEPT PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE US SECURITIES ACT. THERE WILL BE NO PUBLIC OFFER OF THE SECURITIES IN THE UNITED STATES OR IN ANY OTHER JURISDICTION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date:	July 16, 2014	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
Name: Ramiro Sánchez de Lerín García-Ovies
Title: General Secretary and Secretary to the Board of Directors